Mail Stop 4561

May 9, 2008

Jeffrey D. Kelly
Vice Chairman and Chief Financial Officer
National City Corporation
1900 East Ninth Street
Cleveland, Ohio 44114-3484

Re: National City Corporation
    Form 10-K for Fiscal Year Ended December 31, 2007
    File Number 1-10074

Dear Mr. Kelly:

      We have given a full review to the above referenced filing, as well as subsequent related filings, and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may have additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Regulation

1.   Please refer to the requirements of Item 303 of Regulation S-K relating to disclosure in the MD&A of any known trends, events or uncertainties that will have or that are reasonably likely to have a material effect on your liquidity, capital resources, or results of operations. If you are aware of any agreements or understandings, written or oral, between you and your regulatory agencies or their representatives which, if implemented, would be information contemplated by Item 303, please revise your Form 10-Q for the period ended March 31, 2008 to clearly disclose that fact and the nature of the recommendations made. Disclose the steps you have taken to implement those recommendations and the extent to which such implementation has been accomplished.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to Mike Volley, Staff Accountant, at 202-551-3437, or to Kevin Vaughn, Accounting Branch Chief, at 202-551-3494. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3698.

Sincerely,

Mark Webb
Legal Branch Chief

by fax: 216-222-2860